Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are as follows:

Nine Months Ended		Years Ended December 31,
(Millions)	September 30, 2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$3,649.4	$3,496.6	$2,936.9	$2,545.4	$3,077.8	$2,644.2
Add back fixed charges	297.0	391.4	393.2	318.6	293.6	307.7
Income as adjusted ("earnings")	$3,946.4	$3,888.0	$3,330.1	$2,864.0	$3,371.4	$2,951.9

Fixed charges:
Interest expense	$253.7	$329.3	$333.7	$268.8	$246.9	$254.6
Portion of rents representative of interest factor	43.3	62.1	59.5	49.8	46.7	53.1
Total fixed charges	$297.0	$391.4	$393.2	$318.6	$293.6	$307.7
Ratio of earnings to fixed charges	13.29	9.93	8.47	8.99	11.48	9.59